

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2016

<u>**Via E-mail**</u>
Stephen E. Gillette, Esq.
Jones Day
1755 Embarcadero Road
Palo Alto, CA 94303

> **Re: Support.com, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed June 8, 2016**
> **File No. 001-37594**

Dear Mr. Gillette:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>**Definitive Additional Soliciting Materials**</u>

1.   Refer to the first page of your filing and to slide 49. Please tell us where VIEX "has been abundantly clear that it wants control of Support.com without paying Support.com stockholders any control premium."

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

- that VIEX's statements are "disruptive."
- that VIEX's has "ill-conceived ideas for how stockholder value can be enhanced at Support.com" and that those ideas are "think on facts, substance and viability." (slide 49)

3.   We note your disclosure that VIEX has used "inflammatory rhetoric." Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your assertion. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9. We also note your disclosure that VIEX is making "misleading" statements in its solicitation (slide 48).

4.   We note your statement on slide 47 (and similar statements in slides 49 and 54) that VIEX has not presented any alternative strategic plan or substantive and viable ideas for growing stockholder value. Given that VIEX has included a plan at least in its June 7, 2016 presentation, revise your disclosure accordingly.

5.   Refer to slide 49. Please tell us where VIEX has disclosed that it would conduct a "fire sale" of the company or any of its divisions.

6.   Refer to slide 50. With a view toward revised disclosure, tell us how the election of VIEX's slate of nominees would "significant and substantial harm" to your business and prospects, as you suggest could be the result.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3619 with any questions.

                              Sincerely,

                              /s/ Daniel F. Duchovny
                              Daniel F. Duchovny

Special Counsel
Office of Mergers and Acquisitions